FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Morgan Advanced Materials Migrates from Oracle JD Edwards World to Oracle EnterpriseOne Using Magic Software's Integration Platform

PRESS RELEASE

Morgan Advanced Materials Migrates from Oracle JD Edwards World to Oracle EnterpriseOne Using Magic Software's Integration Platform

World leader in innovative material solutions minimizes risk and expenses while migrating nine sites across five countries

Or Yehuda, Israel, March 23, 2015 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Morgan Advanced Materials,  a world leader in the design and manufacture of innovative material solutions for a wide range of applications, has utilized the Magic xpi Integration Platform to migrate Oracle JD Edwards World ERP used in a part of its business, to Oracle JD Edwards EnterpriseOne ERP. The Magic xpi Integration Platform is being used to implement the phased migration of nine sites across five countries.

“During our ERP migration, Magic’s Integration Platform has enabled us to maintain core intercompany business processes, spanning multiple countries, currencies, and data formats, including generating purchase and sales orders, without disruption, regardless of which ERP system each site is currently using. Magic xpi’s support of process-based integration keeps both systems live and updated without risk of downtime or transaction loss, providing a faster, more flexible and cost-effective migration solution than traditional ETL tools,” stated Philip Cade, IT Manager, at Morgan Advanced Materials. “In addition, Magic’s intuitive graphical user interface lets our small team to do everything ourselves with a single non-programming skill set – from mapping and transforming data, to connecting services and building templates to replicate processes across several sites – saving valuable time and resources.”

“Migrating enterprise systems across countries while ensuring business continuity is a challenge for multi-national companies, like Morgan Advanced Materials. We are gratified that Magic’s code-free, metadata-based integration platform with advanced In-Memory Data Grid architecture and Oracle validated integration status is providing Morgan with the speed, reliability, high availability and scalability needed to keep their data and processes running smoothly throughout their organization while keeping their migration project on time and on budget,” states Stephan Romeder, General Manager of Magic Software Enterprises Europe.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About Morgan Advanced Materials

Morgan Advanced Materials is a global materials engineering company which designs and manufactures a wide range of high specification products with extraordinary properties, across multiple sectors and geographies.

Morgan Advanced Materials has more than 9,000 employees across 50 countries serving specialist markets in the energy, transport, healthcare, electronics, security and defense, petrochemical and industrial sectors. Morgan Advanced Materials (MGAM) is listed on the London Stock Exchange in the engineering sector.

For more information on Morgan Advanced Materials visit www.morganadvancedmaterials.com.

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2015	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Morgan Advanced Materials Migrates from Oracle JD Edwards World to Oracle EnterpriseOne Using Magic Software's Integration Platform

Exhibit 10.1